UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. ___)*

Under the Securities Exchange Act of 1934

Green Plains Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

393221106
(CUSIP Number)

Jeffrey T. Haughey
Husch Blackwell LLP
1700 Lincoln Street
Suite 4700
Denver, Colorado 80203-4547
(303) 749-7231
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2015
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Green Plains Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 84-1652107
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,279,284
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 20,279,284
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,279,284*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.8**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC; CO

*	Includes 4,389,642 common units representing limited partner interests (“Common Units”) and 15,889,642 subordinated units representing limited partner interests (“Subordinated Units”), which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2015. The Common Units and Subordinated Units reported above include Common Units and Subordinated Units that Green Plains Inc. may be deemed to beneficially own as the sole member of Green Plains Trucking LLC and Green Plains Obion LLC. Notwithstanding the inclusion of the Subordinated Units above, the Subordinated Units are not convertible into Common Units within the next 60 days.

**	Calculation of percentage based on a total of 15,889,642 Common Units and 15,889,642 Subordinated Units outstanding as of July 1, 2015, the date on which the initial public offering of the Common Units of the Partnership closed.

1	NAME OF REPORTING PERSON: Green Plains Trucking LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 32-0421197
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 507,969
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 507,969
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 507,969*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

*	Includes 109,955 Common Units and 398,014 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on July 1, 2015. Notwithstanding the inclusion of the Subordinated Units above, the Subordinated Units are not convertible into Common Units within the next 60 days.

**	Calculation of percentage based on a total of 15,889,642 Common Units and 15,889,642 Subordinated Units outstanding as of July 1, 2015, the date on which the initial public offering of the Common Units of the Partnership closed.

1	NAME OF REPORTING PERSON: Green Plains Obion LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 20-1834045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,001,511
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,001,511
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,001,511*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

*	Includes 649,705 Common Units and 2,351,806 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on July 1, 2015. Notwithstanding the inclusion of the Subordinated Units above, the Subordinated Units are not convertible into Common Units within the next 60 days.

**	Calculation of percentage based on a total of 15,889,642 Common Units and 15,889,642 Subordinated Units outstanding as of July 1, 2015, the date on which the initial public offering of the Common Units of the Partnership closed.

Item 1. Security and Issuer.

This Schedule 13D relates to common units representing limited partner interests (the “Common Units”) in Green Plains Partners LP, a Delaware limited partnership (the “Issuer” or the “Partnership”), which has its principal executive offices at 450 Regency Parkway, Suite 400, Omaha, Nebraska 68114.

Upon the termination of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership dated July 1, 2015 (the “Partnership Agreement”), the subordinated units representing limited partner interests (the “Subordinated Units”) held by the Reporting Persons (as defined below) are convertible into Common Units on a one-for-one basis.

Item 2. Identity and Background.

(a)            This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit D by and among (i) Green Plains Inc. (“Green Plains”), (ii) Green Plains Trucking LLC (“Green Plains Trucking”) and (iii) Green Plains Obion LLC (“Obion” and together with Green Plains and Green Plains Trucking, the “Reporting Persons”).

(b)            The principal business address of the Reporting Persons and each of the Covered Individuals (as defined below) is 450 Regency Parkway, Suite 400, and Omaha, Nebraska 68114.

(c)            The principal business of the Reporting Persons is the production, marketing and distribution of ethanol, distillers grains and corn oil with its business operations and the investment in interests in the Partnership.

Green Plains is a publicly traded Iowa corporation. The name, present principal occupation and citizenship of each director and executive officer of Green Plains (the “Green Plains Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. Unless otherwise indicated, the present principal occupation of each person is with Green Plains. Green Plains is the sole member of each of the other Reporting Persons.

Green Plains Trucking is a Delaware limited liability company and a wholly owned subsidiary of Green Plains. The name, present principal occupation and citizenship of each director and executive officer of Green Plains Trucking (the “Green Plains Trucking Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.

Obion is a Tennessee limited liability company and a wholly owned subsidiary of Green Plains. The name, present principal occupation and citizenship of each director and executive officer of Obion (the “Obion Covered Individuals” and together with the Green Plains Covered Individuals and the Green Plains Trucking Covered Individuals, the “Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.

(d)            In the past five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any Covered Individual has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            In the past five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any Covered Individual has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

The Partnership was formed on March 2, 2015 as a Delaware limited partnership to provide ethanol and fuel storage, terminal and transportation services by owning, operating, developing and acquiring ethanol and fuel storage tanks, terminals, transportation assets and other related assets and businesses. Upon the formation of the Partnership, Green Plains, as the organizational limited partner and Green Plains Holdings LLC, as the general partner (the “General Partner”), contributed $980 and $20, respectively, to the Partnership.

On July 1, 2015, the Partnership closed its initial public offering (the “Offering”) of 11,500,000 Common Units, which included 1,500,000 Common Units pursuant to the underwriters’ option to purchase additional Common Units which was exercised in full on June 29, 2015, at a price to the public of $15.00 per Common Unit ($14.08125 per Common Unit, net of underwriting discounts). The Offering was pursuant to the Partnership’s Registration Statement on Form S-1 (File No. 333-204279), as amended, initially filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on May 18, 2015. The material terms of the Offering are described in the prospectus, dated June 25, 2015 filed by the Partnership with the Commission on June 29, 2015, pursuant to Rule 424(b) under the Securities Act.

At the closing of the Offering, the Partnership, Green Plains, the General Partner, Green Plains Operating Company LLC (“Opco”), Green Plains Trucking and Obion entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”). Pursuant to the Contribution Agreement, in exchange for the contribution of certain assets to the Partnership, the Partnership issued (a) to Green Plains 3,629,982 Common Units and 13,139,822 Subordinated Units representing an aggregate 52.8% limited partner interest in the Partnership at such time, (b) to Green Plains Trucking 109,955 Common Units and 398,014 Subordinated Units representing an aggregate 1.6% limited partner interest in the Partnership at such time, (c) to Obion 649,705 Common Units and 2,351,806 Subordinated Units representing an aggregate 9.4% limited partner interest in the Partnership at such time, and (d) to the General Partner a 2% general partner interest in the Partnership (equivalent to 648,557 notional general partner units as of such time) and all of the Incentive Distribution Rights (as defined in the Partnership Agreement). Green Plains’ record and beneficial ownership (including any deemed beneficial ownership as the sole member of Green Plains Trucking and Obion) of the Common Units and Subordinated Units issued to the Reporting Persons pursuant to the Contribution Agreement represents an aggregate 63.8% limited partner interest in the Partnership based on the number of Common Units (15,889,642) and Subordinated Units (15,889,642) issued and outstanding as of July 1, 2015, as reported to the Reporting Persons by the Partnership.

In connection with the Offering, certain Covered Individuals acquired with personal funds beneficial ownership of Common Units through the Partnership’s directed unit program at the initial public offering price of $15.00 per Common Unit, as set forth in Item 5(a).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Units and Subordinated Units reported herein solely for investment purposes as consideration for the assets and operations contributed by the Reporting Persons to the Issuer in connection with the Offering. The Reporting Person may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes any other plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Subordinated Units owned of record by the Reporting Persons are convertible into Common Units on a one-to-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The General Partner may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, profits interests, distribution equivalent rights and other unit-based awards to officers, directors and employees of the General Partner and its affiliates pursuant to the terms of the Green Plains Partners LP 2015 Long-Term Incentive Plan (the “LTIP”). The General Partner may acquire Common Units for issuance pursuant to the LTIP on the open market, may issue Common Units already owned by the General Partner, may issue Common Units acquired by the General Partner directly from the Partnership or any other person or any combination of the foregoing.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Partnership’s business and managing its operations and is controlled by Green Plains. Many of the executive officers and directors of Green Plains also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. As the sole member of the General Partner, Green Plains has the right to appoint the entire board of directors of the General Partner. Green Plains has no present intention of changing the board of directors or management of the General Partner.

(e) Subject to the restrictions contained in the Partnership Agreement, Green Plains, as the sole member of the General Partner of the Partnership, exercises control over the amount of distributions declared by the Partnership and may cause the Partnership to change its capitalization, through the issuance of debt or equity securities, from time to time in the future. Green Plains has no current intention of changing the present capitalization or distributions of the Partnership.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) (1) Green Plains is the record owner and/or may be deemed to be the beneficial owner (as the sole member of Green Plains Trucking and Obion) of (i) 4,389,642 Common Units, which represents 13.8% of the outstanding Common Units, and (ii) 15,889,642 Subordinated Units, which represents 100% of the outstanding Subordinated Units. Green Plains’ record and beneficial ownership of these Common Units and Subordinated Units represents an aggregate 63.8% limited partner interest in the Partnership.

(2) Green Plains Trucking is the record and beneficial owner of (i) 109,955 Common Units, which represents 0.7% of the outstanding Common Units, and (ii) 398,014 Subordinated Units, which represents 2.5% of the outstanding Subordinated Units. Green Plains Trucking’s record and beneficial ownership of these Common Units and Subordinated Units represents an aggregate 1.6% limited partner interest in the Partnership.

(3) Obion is the record and beneficial owner of (i) 649,705 Common Units, which represents 4.1% of the outstanding Common Units, and (ii) 2,351,806 Subordinated Units, which represents 14.8% of the outstanding Subordinated Units. Obion’s record and beneficial ownership of these Common Units and Subordinated Units represents an aggregate 9.4% limited partner interest in the Partnership.

(4) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Todd A. Becker	42,500	*
Jerry L. Peters	15,000	*
Michael C. Orgas	10,000	*
George P. (Patrick) Simpkins	5,000	*
Carl S. (Steve) Bleyl	5,000	*
Mark A. Hudak	5,000	*
Michelle S. Mapes	4,000	*
Paul E. Kolomaya	1,500	*
_______________________________________

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units (15,889,642) and Subordinated Units (15,889,642) issued and outstanding as of July 1, 2015, as reported to the Reporting Persons by the Partnership.

(b)            The information set forth in items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)            Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)            The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported by such person on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Persons, or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and Green Plains, Green Plains Trucking and Obion as limited partners of the Issuer, together with all other limited partners of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Partnership’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.40 per Common Unit per each whole quarter ($1.60 per Common Unit on an annualized basis) to the extent the Partnership has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates. The Partnership calls this quarterly distribution amount the “minimum quarterly distribution” and the Partnership’s ability to pay it is subject to various restrictions and other factors. The amount of distributions the Partnership will pay and the decision to make any distribution is determined by the General Partner, taking into consideration the terms of the Partnership Agreement. Additionally, certain restrictions in the Partnership’s new revolving credit facility may restrict the Partnership’s ability to make distributions.

The Partnership Agreement requires the Partnership to distribute, within 45 days after the end of each quarter beginning with the quarter ending September 30, 2015, all of its cash on hand, less cash reserves established by the General Partner. The Partnership Agreement refers to this amount as “available cash.”

The Partnership Agreement provides that, during the subordination period, the Common Units will have the right to receive distributions of available cash each quarter in an amount equal to $0.40 per Common Unit, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions of available cash from operating surplus may be made on the Subordinated Units. Furthermore, no arrearages will be paid on the Subordinated Units.

The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

•	third, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each Subordinated Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the Partnership’s unitholders exceed $0.46 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Partnership distributes in excess of that amount. These distributions are referred to as “incentive distributions.” In certain circumstances set forth in the Partnership Agreement, the General Partner, as the initial holder of Incentive Distribution Rights, has the right to reset the target distribution levels for the Incentive Distribution Rights based on the Partnership’s cash distributions at the time of the exercise of this reset election.

The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

Conversion of Subordinated Units

The subordination period generally will end on the first business day after the date the Partnership has earned and paid distributions of at least (i) $1.60 (the minimum quarterly distribution on an annualized basis) on each outstanding Common Unit, Subordinated Unit and the corresponding distributions on the 2% General Partner Interest, for each of three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2018, or (ii) $2.40 (150% of the annualized minimum quarterly distribution) on each outstanding Common Unit, Subordinated Unit and the corresponding distributions on the 2% General Partner Interest, in addition to any distribution made in respect of the incentive distribution rights, for any four- quarter period ending on or after June 30, 2016, in each case provided that there are no arrearages on the Common Units at that time. Additionally, the subordination period will end upon the removal of the General Partner other than for cause if the units held by the General Partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all outstanding Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of units on the terms determined by the General Partner without unitholder approval. Unitholders of the Partnership do not have preemptive or participation rights to purchase their pro rata share of any additional units issued.

Limited Voting Rights

The General Partner will manage and operate the Partnership, and the unitholders will have only limited voting rights. Unitholders will have no rights to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s outstanding Common Units and Subordinated Units, including any Common Units and Subordinated Units owned by the General Partner and its affiliates, voting together as a single class. Green Plains indirectly owns an aggregate of approximately 63.8% of the Common Units and Subordinated Units. This gives Green Plains the ability to prevent the involuntary removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner will have the right (but not the obligation), which it may assign in whole or in part to any of its affiliates or to the Partnership, to purchase all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10, but not more than 60, days’ written notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either the General Partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those limited partner interests; and

•	the daily closing prices of the Partnership securities of such class over the 20 trading days preceding the date that is three business days before the date the notice is mailed.

Registration Rights

Pursuant to the Partnership Agreement, the Partnership has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Subordinated Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner as general partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

General Partner’s Board of Directors

Green Plains, as the sole member of the General Partner, has the right to elect the members of the board of directors of the General Partner.

Lockup Agreements

Pursuant to the terms of the Underwriting Agreement dated as of June 25, 2015, by and among the Partnership, the General Partner, Green Plains and the Underwriters, each of the Reporting Persons and certain of the Covered Individuals that purchased Common Units in the directed unit program described in Item 3 agreed not to sell or transfer any Common Units or securities convertible into, exchangeable for, exercisable for, or repayable with Common Units, for 180 days from June 25, 2015 without first obtaining the written consent of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith, on behalf of the underwriters.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement of the Partnership as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on July 1, 2015, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Partnership’s current report on Form 8-K filed with the Commission on July 1, 2015, which is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Directors, Managers and Executive Officers of Green Plains, Green Plains Trucking and Obion (filed herewith).

Exhibit B	Amended and Restated Agreement of Limited Partnership of the Partnership dated as of July 1, 2015 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on July 1, 2015 and incorporated herein in its entirety by reference).

Exhibit C	Contribution, Conveyance and Assumption Agreement dated December 16, 2013, among the Partnership, the General Partner, Green Plains, Opco, Green Plains Trucking and Obion (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on July 6, 2015 and incorporated herein in its entirety by reference).

Exhibit D	Underwriting Agreement, dated as of June 25, 2015, by and among the Partnership, the General Partner and Green Plains and the underwriters named therein (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on July 1, 2015 and incorporated herein in its entirety by reference).

Exhibit E	Joint Filing Statement (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2015

GREEN PLAINS INC.

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Executive Vice President – General Counsel
and Corporate Secretary

GREEN PLAINS TRUCKING LLC

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Executive Vice President – General Counsel
and Corporate Secretary

GREEN PLAINS OBION LLC

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Executive Vice President – General Counsel
and Corporate Secretary

EXHIBIT A

Directors and Executive Officers of Green Plains Inc.

Name	Principal Occupation	Citizenship

Wayne B. Hoovestol	Chairman of the Board	United States

Jim Anderson	Director	United States

Thomas L. Manuel	Director	United States

James E. Crowley	Director	United States

S. Eugene Edwards	Director	United States

Gordon F. Glade	Director	United States

Brian D. Peterson	Director	United States

Alain Treuer	Director	United States

Todd A Becker	President, Chief Executive Officer and Director	United States

Jerry L. Peters	Chief Financial Officer	United States

Jeffrey S. Briggs	Chief Operating Officer	United States

George P. (Patrich) Simpkins	Chief Development and Risk Officer	United States

Carl S. (Steve) Bleyl	Executive Vice President – Ethanol Marketing	United States

Mark A. Hudak	Executive Vice President – Human Resources	United States

Paul E. Kolomaya	Executive Vice President – Commodity Finance	United States

Michelle S. Mapes	Executive Vice President – General Counsel and Corporate Secretary	United States

Michael C. Orgas	Executive Vice President – Commercial Operations	United States

A-1

Managers and Executive Officers of Green Plains Trucking LLC

Name	Principal Occupation	Citizenship

Green Plains Inc.	Manager	United States

Todd A Becker	President, Chief Executive Officer and Director	United States

Jerry L. Peters	Chief Financial Officer	United States

Jeffrey S. Briggs	Chief Operating Officer	United States

George P. (Patrich) Simpkins	Chief Development and Risk Officer	United States

Carl S. (Steve) Bleyl	Executive Vice President – Ethanol Marketing	United States

Mark A. Hudak	Executive Vice President – Human Resources	United States

Paul E. Kolomaya	Executive Vice President – Commodity Finance	United States

Michelle S. Mapes	Executive Vice President – General Counsel and Corporate Secretary	United States

Michael C. Orgas	Executive Vice President – Commercial Operations	United States

Managers and Executive Officers of Green Plains Obion LLC

Name	Principal Occupation	Citizenship

Green Plains Inc.	Manager	United States

Todd A Becker	President, Chief Executive Officer and Director	United States

Jerry L. Peters	Chief Financial Officer	United States

Jeffrey S. Briggs	Chief Operating Officer	United States

George P. (Patrich) Simpkins	Chief Development and Risk Officer	United States

Carl S. (Steve) Bleyl	Executive Vice President – Ethanol Marketing	United States

Mark A. Hudak	Executive Vice President – Human Resources	United States

Paul E. Kolomaya	Executive Vice President – Commodity Finance	United States

Michelle S. Mapes	Executive Vice President – General Counsel and Corporate Secretary	United States

Michael C. Orgas	Executive Vice President – Commercial Operations	United States

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EXHIBIT E

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: July 8, 2015

GREEN PLAINS INC.

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Executive Vice President – General Counsel
and Corporate Secretary

GREEN PLAINS TRUCKING LLC

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Executive Vice President – General Counsel
and Corporate Secretary

GREEN PLAINS OBION LLC

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Executive Vice President – General Counsel
and Corporate Secretary